Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

Special Financial Report For the Semiannual Period Ended April 30, 2026

Tranquil Healthcare Fund I, LLC
(Exact name of issuer as specified in its charter)

Delaware	39-5126583
(State of organization)	(I.R.S. Employer Identification No.)

200 West 41st Street, 21st Floor, New York, NY 10036

(Address of Principal Executive Offices and zip code)

(929) 288-9573

(Issuer’s Telephone Number, including Area Code)

In this report, “we,” “us,” “our,” the “Company,” and “Tranquil” refer to Tranquil Healthcare Fund I, LLC (formerly Tranquil Healthcare, Inc.).

Table of Contents for Part II

Page
Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations	1
Item 2. Other Information	5
Item 3. Financial Statements	6
Independent Accountant’s Review Report	6
Condensed Balance Sheets at April 30, 2026 (Unaudited)	7
Condensed Statements of Operations for the Six Months Ended April 30, 2026 and from inception (October 21, 2025) through to the period ended October 31, 2025) (Unaudited)	8
Condensed Statements of Changes in Member’s Equity/Deficit) (Unaudited)	9
Condensed Statements of Cash Flows for the Six Months Ended April 30, 2026 and from inception (October 21, 2025) through to the period ended October 31, 2025 (Unaudited)	10
Notes to Unaudited Condensed Financial Statements	11
Item 4. Exhibits	20
Signatures	21

i

INFORMATION TO BE INCLUDED IN REPORT

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read with the unaudited condensed financial statements and notes included in this report and with the audited financial statements in our Offering Circular on Form 1-A. This discussion contains forward-looking statements. Actual results could differ materially from those anticipated.

Corporate Background

We were incorporated in Delaware on October 21, 2025 as Tranquil Healthcare, Inc. On March 3, 2026 we converted to a Delaware limited liability company, changed our name to Tranquil Healthcare Fund I, LLC, and became a wholly owned subsidiary of Tranquil Healthcare Holdings, Inc. (the “Manager”). Our fiscal year ends October 31. This report covers the six months ended April 30, 2026. There is no comparable prior interim period because we had only ten days of operations in the year ended October 31, 2025. We intend to originate commercial loans to third-party clinic operators that provide TMS and related interventional psychiatry services, and to earn interest and consulting fees from those operators. During the period we had no operating clinics and no definitive operator agreements.

Results of operations — six months ended April 30, 2026

Six Months Ended April 30, 2026
Revenue – interest income on notes receivable	$29,450
Operating expenses
Consulting – OCIFG	120,000
Officer salary	60,000
Professional fees and other operating	167,103
Total operating expenses	347,103
Loss from operations	(317,653)
Interest expense	33,949
Net loss	(351,602)

Revenue

Interest income of $29,450 consists of $9,450 of 15% contractual interest accrued over the term of note and an upfront $20,000 from the 10% bridge fee on $200,000 of promissory notes to DGR Health Services, LLC. No clinic EBITDA fees or equipment-lease rent were earned. No clinics were open.

OCIFG

On December 1, 2025 we entered into a $250,000 consulting agreement with OCIFG, Inc. Services run December 8, 2025 through October 3, 2026. We recognized $120,000 ratably for the 144 days ended April 30, 2026.

Officer compensation

Tyler Ehler’s base salary is $120,000 per year. We recorded $60,000 for November 1, 2025 through April 30, 2026. From March 3, 2026 he is employed by the Manager; we reimburse the Manager under the Management Agreement.

Interest expense

Interest expense was $33,949, consisting of $20,511 of contractual coupon and $13,438 of accretion of the 10% bridge fee. The March 18, 2026 T7X note of $50,000 bears 6%, is not convertible, and has no bridge fee. Coupon on that note was $353 and is included in the $20,511.

1

Liquidity and capital resources

Cash increased by $16,458 during the period.

•	Operating: cash used was $183,920 driven by professional fees to complete the Regulation A offering.

•	Investing: $200,000 advanced to DGR.

•

Financing: Provided approximately $400,378 in cash, consisting of $400,000 of proceeds from notes payable

($350,000 of convertible notes and $50,000 of non-convertible promissory notes) and $378 in cash for common stock.

At April 30, 2026, notes payable included two notes payable to T7X Assets, Inc.: the November 6, 2025 convertible note and the March 18, 2026 promissory note. The March 18 note matured on July 16, 2026, and was not paid. On May 20, 2026, the Company issued an additional $50,000 note to T7X Assets, Inc., which matured on September 17, 2026, and was not paid. As of the date of this report, the holder has not delivered a notice of default, demanded payment, or exercised remedies. The November 6, 2025 note matures on November 6, 2026, and is payable only in cash. These past-due amounts, together with accounts payable of $239,533 and the Company's operating losses, create substantial doubt about the Company's ability to continue as a going concern. Management intends to repay the notes from the proceeds of the Regulation A offering, if sufficiently funded. Through October 8, 2026, the offering has raised $192,500, and the Company does not currently have cash sufficient to pay the past-due notes.

The convertible notes mature one year from each issuance date, from November 2026 through April 2027, bear 15% interest, and carry a 10% fee due on repayment or conversion. They convert into Class A Preferred Shares at $10.00. We must offer to prepay them if we raise at least $3.0 million of net equity proceeds.

The November 6, 2025, note issued to T7X Assets, Inc. principal $50,000, is convertible on those same terms. T7X serves as transfer agent for the Regulation A offering and is restricted from holding equity of the Company, so it cannot exercise that right. The restriction does not change the interest rate or the bridge fee.

The March 18, 2026 T7X note, principal $50,000, is not convertible. It bears 6% interest, has no bridge fee, and matured on July 16, 2026, 120 days after issuance. The note remained unpaid as of September 30, 2026.

If the outstanding convertible principal of $350,000, including the restricted November 6, 2025 T7X note, accrued coupon interest, and the full contractual bridge fee had been converted at April 30, 2026, approximately 40,518 Class A Preferred Shares would have been issuable, of which approximately 5,862 relate to the T7X note that the holder is restricted from converting. Those amounts are disclosed and are not recorded as a liability.

We have a going-concern uncertainty. We have limited cash, recurring losses, and no clinic operations. Continuation depends on the Regulation A offering and collection of the DGR notes.

Going concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. The Company has incurred losses since inception, has an accumulated deficit, and has negative working capital. Two notes payable to T7X Assets, Inc., with an aggregate principal amount of $100,000, matured after April 30, 2026, were not paid. The holder had not given a notice of default as of October 6, 2026. A third note, with principal of $50,000, matures on November 6, 2026. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued. Management intends to fund payment from a Regulation A offering and to seek a forbearance from the holder. Neither a forbearance nor offering proceeds is assured. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

If we cannot obtain sufficient capital on acceptable terms, we may have to delay or stop planned lending, reduce operations, or wind up the Company.

2

Critical accounting policies

For a detailed summary of the critical accounting policies utilized by the Company see our financial statements Note 4 – Summary of Significant Accounting Policies.

Off-balance sheet arrangements.

None.

Subsequent events

DGR relationship

On May 21, 2026, the Company and DGR Health Services, LLC mutually terminated the October 28, 2025 term sheet so that future loans could be structured for the Section 3(c)(5)(B) exemption under the Investment Company Act of 1940. The parties have discussed a replacement term sheet that would require loan proceeds to be used for equipment, machinery, or medical devices, plus use-of-proceeds covenants. No definitive operator agreement has been signed.

From May 1, 2026 through September 30, 2026 the Company advanced DGR an additional $140,000, bringing cumulative advances from November 2025 through September 30, 2026 to $340,000. The $140,000 was advanced under notes executed after April 30, 2026 for equipment at clinics in Florida and Pennsylvania. The notes are one-year instruments and bear interest and a bridge fee as provided in each note.

Operating Agreement

The Company adopted an Amended and Restated Operating Agreement dated May 21, 2026.

Regulation A offering

The Form 1-A offering statement was amended on May 22, June 17, and June 25, 2026. The SEC qualified the offering on June 29, 2026 at 9:00 a.m. (File No. 024-12686). The Company may offer up to 5,000,000 Class A Preferred Shares at $10.00 plus up to 500,000 Incentive Shares. As of the June 25 circular, no Class A Preferred Shares had been sold. The offering runs for 12 months from qualification (extendable 90 days) or until sold out or withdrawn. From Qualification through to September 30, 2026, the Company has raised a total of $192,500 through the sale of 19,250 Class A Preferred Shares. In connection with one investor's $100,000 purchase, the Company also issued 1,000 Incentive Shares for no additional consideration. As a result, 20,250 Class A Preferred Shares were outstanding at September 30, 2026.

Convertible notes and other debt

At April 30, 2026, notes payable were $400,000, of which $350,000 were convertible and $50,000 were not. The $50,000 March 18, 2026 T7X note bears 6% interest, is not convertible, and has no bridge fee. If the $350,000, accrued coupon interest, and the full contractual bridge fee had been converted at April 30, 2026, approximately 40,518 Class A Preferred Shares would have been issuable. Approximately 5,862 of those shares relate to the November 6, 2025 T7X note, which the holder is restricted from converting. Cash required to repay the $350,000 at maturity, including one year of interest and the 10% fee, is $437,500. No note had been converted as of September 30, 2026.

The March 18, 2026 note matured on July 16, 2026, and the May 20, 2026 note matured on September 17, 2026. Both remain unpaid. Under Section 3.1(a) of each note, failure to pay is an Event of Default only if it continues for five days after written notice from the holder. T7X Assets, Inc. has not given that notice. No Event of Default has occurred, default interest is not accruing, and the notes have not been accelerated. Ordinary interest continues to accrue, and both parties retain their rights. The November 6, 2025 note matures on November 6, 2026. The holder has not exercised remedies, and no forbearance has been signed. These are nonrecognized subsequent events. They do not change the April 30, 2026 amounts, and they are reflected in the going-concern disclosure Note 3.

3

Liquidity and payables

As of September 30, 2026, the Company had generated only nominal revenues and operations remained limited. Cash on hand was minimal. Accrued expenses were approximately $250,000, consisting principally of legal, accounting, and consultant and employee compensation. Of that amount, approximately $45,000 was unpaid salary owed to Tyler Ehler.

The Company had no employees. Personnel, including Mr. Ehler, were employed by the Manager. The Manager had one employee.

No clinics were operating. As of September 30, 2026, 20,250 Class A Preferred Shares were outstanding. The Manager continued to hold all 1,000,000 outstanding Common Shares.

The Company remained dependent on proceeds from the Regulation A offering, additional note issuances, and the Manager’s ability to fund operations in order to meet these obligations as they come due.

Post-qualification reports

On July 28, 2026 the Company filed a Form 1-U (Item 9.1) and a Form 253G2.

Marketing Line of Credit

In July 2026, Tranquil entered into a line of credit with T7X Assets, Inc. for $200,000.  The line is specifically intended to cover outside marketing costs associated with the marketing of the Reg A offering. The line carries annual interest of 7% with a 12 month maturity. As of September 30, 2026, Tranquil has drawn a total of $6,500 from the line.

4

Item 2. OTHER INFORMATION

Sales of unregistered securities

Since the beginning of our fiscal year through April 30, 2026, the Company has sold the following securities in private offerings pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, or the Securities Act and the rules promulgated thereunder:

•	On November 7, 2025, as part of a consulting agreement, our Predecessor Corporation sold Johan (Thijs) Spoor, 200,000 shares of common stock at a price per share of $0.001. Of the shares purchased, 150,000 are subject to a repurchase option by the Company at $0.001 per share. On each one (1) year anniversary of the purchase right grant, an additional 50,000 shares will vest and no longer be subject to repurchase, subject to Mr. Spoor continuing to act as a consultant. The shares purchased were subsequently exchanged for shares of capital stock of the Manager in the holding company reorganization.

•	Between November 1, 2025 and April 14, 2026, we issued $350,000 in convertible promissory notes, which, along with accrued interest and other amounts owed thereunder, are convertible as of April 30, 2026, into approximately 40,518 shares of Class A Preferred Shares at $10.00 per share. The convertible notes have a 10% bridge fee, and accrue interest at 15% per annum. The convertible notes mature one-year from date of issuance from November 6, 2026 to April 14, 2027. In connection with the sale of the convertible promissory notes, we issued 22,000 predecessor common shares as an equity kicker (no additional cash). Those shares were exchanged into common Shares of the Company and then for Manager common stock on March 3, 2026.

•	On March 3, 2026, in connection with the reorganization of the issuer from a corporation to a limited liability company, we changed our name to Tranquil Healthcare Fund I, LLC and issued a total of 847,000 shares of Common Stock in exchange for 847,000 shares of Tranquil Healthcare, Inc. the Predecessor Company common stock. Following the transaction, the Predecessor Company's shareholders collectively owned 100% of our issued and outstanding Common Shares. On March 3, 2026, all of the holders of our Common Shares entered into a purchase agreement with Tranquil Healthcare Holdings, Inc., the Issuer's manager ("Manager") whereby all of our members sold their Common Shares for shares of capital stock of the Manager. As a result of the transaction, the Company became the wholly owned subsidiary of the Manager who owns 100% of Company’s issued and outstanding Common Shares.

•

The March 18, 2026 note matured on July 16, 2026, and the May 20, 2026 note matured on September 17, 2026. Both remain unpaid. Under Section 3.1(a) of each note, failure to pay is an Event of Default only if it continues for five days after written notice from the holder. T7X Assets, Inc. has not given that notice. No Event of Default has occurred, default interest is not accruing, and the notes have not been accelerated. Ordinary interest continues to accrue, and both parties retain their rights. The November 6, 2025 note matures on November 6, 2026.

The November 6, 2025 convertible note remains outstanding and matures on November 6, 2026. Conversion is not available, and that note is payable only in cash.

5

Item 3. FINANCIAL STATEMENTS

Independent Accountant’s Review Report

To the Manager and Member
Tranquil Healthcare Fund I, LLC
New York, New York

We have reviewed the accompanying condensed financial statements of Tranquil Healthcare Fund I, LLC (formerly Tranquil Healthcare, Inc.) (the “Company”), which comprise the condensed balance sheet as of April 30, 2026, and the related condensed statements of operations, changes in members’ equity (deficit), and cash flows for the six months then ended, and the related notes. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these condensed financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the condensed financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Tranquil Healthcare Fund I, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has suffered recurring losses, has negative working capital, and has notes payable that matured after the balance-sheet date and remain unpaid. The Company has not received a notice of default. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Prior-Period Financial Statements

The condensed balance sheet of the Company as of October 31, 2025, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the period from inception (October 21, 2025) through October 31, 2025, were audited by us, and our report dated November 11, 2025 expressed an unmodified opinion on those financial statements. We have not performed any auditing procedures since that date.

/s/ Wahl Street Accountancy Corporation

Irvine, California
October 6, 2026

6

Tranquil Healthcare Fund I, LLC
(formerly Tranquil Healthcare, Inc.)
Condensed Balance Sheets (Unaudited)

	April 30, 2026	October 31, 2025
	Unaudited	(audited)
ASSETS

Current Assets:
Cash	$17,058	$600
Note receivable - DGR Health Services, LLC	200,000	–
Interest receivable - DGR Health Services, LLC	29,450	–
Total current assets	246,508	600

Total Assets	$246,508	$600

LIABILITIES AND MEMBER'S DEFICIT
Current Liabilities:
Accounts payable and accrued expenses	$239,533	$76,350
Interest payable	20,511	–
Notes payable and accretion of fee	413,416	–

Total Current Liabilities	$673,460	$76,350

Member's Deficit:
Preferred Stock, Series A, no par value, authorized 10,000,000 and zero issued and outstanding as of April 30, 2026 and October 31, 2025.	–	–
Common Shares no par value, 1,000,000 authorized and outstanding (owned 100% by Tranquil Healthcare Holdings, Inc.)	1,000	–
Common stock of predecessor, $0.001 par value, Authorized 2,000,000, 625,000 shares issued and outstanding at October 31, 2025.	–	625
Subscription receivable	–	(25)
Additional paid-in capital	–	–
Accumulated deficit	(427,952)	(76,350)
Total Member's Deficit	(426,952)	(75,750)

Total Liabilities and Member's Deficit	$246,508	$600

The accompanying notes are an integral part of these financial statements

7

Tranquil Healthcare Fund I, LLC
(formerly Tranquil Healthcare, Inc.)

Condensed Statements of Operations (Unaudited)

	For the Six Months Ended April 30, 2026	From inception (October 21, 2025) through to the period ended October 31, 2025 (audited)

Revenues
Interest income on notes receivable	$29,450	$–
Operating expenses	347,103	76,350
Loss from operations	(317,653)	(76,350)
Other expense
Interest expense	20,511	–
Accretion of debt discount / bridge fee	13,438	–
Total interest expense	33,949
Loss before income taxes	(351,602)	(76,350)
Income tax expense	–	–

Net loss	$(351,602)	$(76,350)

The accompanying notes are an integral part of these financial statements

8

Tranquil Healthcare Fund I, LLC
(formerly Tranquil Healthcare, Inc.)

Condensed Statement of Changes in Member’s Equity / (Deficit) (Unaudited)

					Additional		Total Member’s
	Preferred Stock		Common Stock		Paid-In	Accumulated	Equity /
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balance, October 21 (Inception), 2025	–	$–	–	$–	$–	$–	$–

Share issuance on October 28, 2025	–	–	625,000	625	–	–	625

Subscription receivable	–	–	–	(25)	–	–	(25)

Net loss	–	–	–	–	–	(76,350)	(76,350)

Balance, October 31, 2025 (audited)	–	–	625,000	$600	$–	$(76,350)	$(75,750)

Balance, October 31, 2025 (audited)	–	$–	625,000	$600	$–	$(76,350)	$(75,750)

Share issuance on November 7, 2025			200,000	200	–	–	$200

Common stock issued with convertible notes and subscription receivable	–	–	22,000	47	–	–	47

March 3, 2026 conversion to LLC / issuance to Manager	–	–	153,000	153	–	–	153

Net loss	–	–	–	–	–	(351,602)	(351,602)

Balance, April 30, 2026	–	$–	1,000,000	$1,000	$–	$(427,952)	$(426,952)

The accompanying notes are an integral part of these financial statements

9

Tranquil Healthcare Fund I, LLC
(formerly Tranquil Healthcare, Inc.)

Condensed Statements of Cash Flows (Unaudited)

	For the six months ended April 30, 2026	From inception (October 21, 2025) through to the period ended October 31, 2025 (audited)
Operating Activities:
Net loss	$(351,602)	$(76,350)
Adjustments to reconcile net loss to net cash used by operating activities:
Interest expense	20,511	–
Accretion of debt discount / bridge fee	13,438	–
Interest income	(29,450)	–
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	163,183	76,350
Net cash used for operating activities	(183,920)	–

Investing Activities:
Note receivable - DGR Health Services, LLC	(200,000)	–
Net cash used in investing activities	(200,000)	–

Financing Activities:
Founders stock issued for cash	–	625
Subscription receivable	–	(25)
Common stock issued for cash	378	–
Note financings	400,000	–
Net cash provided by financing activities	400,378	600

Net increase in cash	16,458	600
Cash, beginning of period	600	–

Cash, end of period	$17,058	$600

Supplemental disclosure of cash flow information
Cash paid for interest	$–	$–
Cash paid for taxes	$–	$–

Supplemental disclosures of non-cash financing activities
Incentive shares issued with convertible notes payable	$22	$–

The accompanying notes are an integral part of these financial statements

10

Tranquil Healthcare Fund I, LLC
(formerly Tranquil Healthcare, Inc.)

Notes to Unaudited Condensed Financial Statements

Note 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Corporate History and Background

The Company was incorporated in Delaware on October 21, 2025 as Tranquil Healthcare, Inc. On March 3, 2026, the Company converted to a Delaware limited liability company, changed its name to Tranquil Healthcare Fund I, LLC, and became a wholly owned subsidiary of Tranquil Healthcare Holdings, Inc., its Manager. The Manager owns all 1,000,000 Common Shares. The conversion was accounted for as a recapitalization of the predecessor corporation. The accompanying financial statements include the accounts of the predecessor corporation through March 3, 2026 and of the limited liability company thereafter. The Company’s fiscal year ends on October 31. These statements cover the six months ended April 30, 2026 and are unaudited.

Note 2 — BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements of Tranquil Healthcare Fund I, LLC (formerly Tranquil Healthcare, Inc.) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission applicable to semiannual reports on Form 1-SA under Regulation A. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to those rules and regulations. The interim financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto as of and for the period from inception (October 21, 2025) through October 31, 2025, included in the Company’s Offering Statement on Form 1-A.In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the Company’s financial position as of April 30, 2026, and its results of operations and cash flows for the six months then ended. The results of operations for the six months ended April 30, 2026 are not necessarily indicative of the results that may be expected for the fiscal year ending October 31, 2026, or for any other period.

Because the Company was formed on October 21, 2025, there is no comparable prior-year interim period. The statement of operations and statement of cash flows present the six months ended April 30, 2026 and, where useful for context, the predecessor period from inception through October 31, 2025. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

These financial statements have been prepared on a going-concern basis. Management evaluated subsequent events through October 6, 2026, including the notes that matured on July 16 and September 17, 2026, and remained unpaid. Those maturities occurred after April 30, 2026, and did not require reclassification of notes payable at that date. See Note 3 for discussion of conditions that raise substantial doubt about the Company’s ability to continue as a going concern.

Note 3 — GOING CONCERN

The accompanying unaudited condensed financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the development stage, has generated limited interest income, has not commenced clinic operations, and has incurred recurring losses and negative cash flows from operations. At April 30, 2026, the Company had limited cash, outstanding convertible notes and accrued liabilities due within one year, and no committed financing sufficient to fund planned operations. After April 30, 2026, two notes payable to T7X Assets, Inc., with aggregate principal of $100,000, matured on July 16, 2026 and September 17, 2026 and were not paid. As of October 6, 2026, the holder had not given a notice of default, and the notes had not been accelerated. A third note payable to T7X Assets, Inc., with principal of $50,000, matures on November 6, 2026. The Company does not currently have cash sufficient to repay these notes and intends to seek a forbearance from the holder and to repay them from Regulation A offering proceeds, if sufficient. Neither a forbearance nor sufficient offering proceeds is assured.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Management’s plans include raising capital through the Company’s Regulation A offering, collecting amounts due under existing notes receivable, and entering into definitive agreements with clinic operators. There can be no assurance that those plans will be successful.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

11

Note 4 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are consistent with those described in the audited financial statements as of and for the period ended October 31, 2025, except as updated below to reflect transactions entered into after that date. These interim financial statements should be read together with those audited financial statements.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the allowance for credit losses on notes receivable, the effective-interest accretion of convertible-note fees, the allocation of proceeds between convertible notes and any equity instruments issued with those notes, and accruals for professional fees and related-party compensation. Actual results could differ from those estimates.

Cash consists of amounts held in U.S. dollar demand deposit accounts. The Company has no cash equivalents. Cash balances may, from time to time, exceed federally insured limits. The Company has not experienced losses in such accounts.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and notes receivable. At April 30, 2026, notes receivable were concentrated with a single borrower, DGR Health Services, LLC.

Notes receivable and interest receivable

Notes receivable are third-party promissory notes originated in connection with the Company’s specialty-lending strategy. Notes are recorded at amortized cost, which is unpaid principal plus accrued but unpaid interest, less any allowance for credit losses.

Interest is recognized as it is earned under the contractual terms of the notes using the simple-interest method on a 365-day year, consistent with the instruments. Accrued interest is presented as a separate line item, interest receivable, and is not included in the unpaid principal balance of notes receivable.

Allowance for credit losses (ASC 326)

The allowance for credit losses is management’s estimate of expected credit losses over the contractual life of notes receivable and related accrued interest, considering the Company’s limited origination history, current conditions, and reasonable and supportable forecasts. Because the Company has a short origination history and all funded notes are with a single borrower, the allowance is determined on a note-by-note basis using available information about the borrower, the intended use of proceeds, payment status, and subsequent events known through the date the financial statements were available to be issued.

Accrued interest receivable, including bridge fees receivable that have been recognized in earnings, is evaluated for expected credit losses together with the related unpaid principal. A note, and the related accrued interest, is placed on nonaccrual when collection of principal or interest is no longer reasonably assured. An allowance on an unfunded commitment is recorded only if the Company has a present contractual obligation to fund and expected credit losses on that obligation are more than remote.

At April 30, 2026, the allowance for credit losses on funded notes and accrued interest was zero, and no note was on nonaccrual. Management concluded that expected lifetime credit losses were zero because the notes were current as to accrued interest, no principal or interest payment was past due, each note matures within one year, and management expects contractual principal and accrued interest to be collected in full at maturity or refinanced. The estimate considered the concentration of the portfolio with one unsecured borrower and the absence of operating clinics at the balance-sheet date. Subsequent events through October 6, 2026, including termination of the October 28, 2025 term sheet and further advances to the same borrower, were also considered and did not change the conclusion. See Note 5.

Convertible notes payable

Convertible promissory notes are accounted for as debt under ASC 470. The notes bear contractual interest at 15% per annum, simple interest, computed on a 365-day year. A bridge fee equal to 10% of principal is payable upon repayment or conversion, regardless of timing. Because the fee is an amount due under the instrument in all settlement scenarios, it is not expensed at issuance. The Company accretes the fee into the carrying amount of the notes as additional interest expense over each note’s contractual life using a straight-line method, which does not differ materially from the effective-interest method given the one-year terms.

Contractual coupon interest is accrued as interest payable. Both the coupon and the accretion of the bridge fee are presented as interest expense.

The notes are convertible into Class A Preferred Shares at a fixed price equal to the Regulation A offering price of $10.00 per share. Because the conversion price equals the offering price of the same security, the conversion option had no intrinsic value at issuance and the Company did not record a beneficial conversion feature. The conversion option is indexed to the Company’s own shares and is classified in equity; it is not accounted for as a derivative liability.

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If common shares or other equity instruments are issued to noteholders as an equity kicker, a portion of the proceeds is allocated to equity at relative fair value and the remainder is allocated to the notes. Any resulting debt discount is amortized as interest expense over the life of the related notes. Shares issued with the notes during the period were recorded at par value of $0.001 per share.

The notes are classified as current liabilities because each note matures one year from its issuance date.

Revenue recognition

The Company’s principal activities are originating loans to healthcare-clinic operators and earning a return on those loans. Interest income on notes receivable is the Company’s primary source of revenue during the development stage and is presented as revenue on the statement of operations. Interest is earned and recognized as described under “Notes receivable” above. The Company had no clinic-operator service revenue, equipment-lease revenue, or preferred-return distributions during the six months ended April 30, 2026.

Consulting and professional-service contracts

Payments under executory service contracts, including the consulting agreement with OCIFG, Inc., are recognized as expense ratably over the contractual service period as the services are received, regardless of the timing of cash installments. Amounts paid before the related service period are prepaid expenses. Amounts earned but unpaid are accrued liabilities. Cash timing, including any contractual right of the Company to defer installments, does not change the period in which expense is recognized.

Related-party transactions

The Company is managed by Tranquil Healthcare Holdings, Inc. (the “Manager”), which owns all outstanding Common Shares. Compensation of personnel employed by the Manager who provide services to the Company is recognized as expense by the Company as those services are rendered and, from and after March 3, 2026, is recorded as an amount due to the Manager under the Management Agreement. Amounts payable to officers for periods before the Management Agreement remain as accrued compensation. Related-party balances and transactions are disclosed in Note 7.

Members’ equity / predecessor equity

Before March 3, 2026, the predecessor issued common stock with a par value of $0.001 per share. On March 3, 2026, outstanding predecessor common stock was exchanged for Common Shares of the Company, and all Common Shares were transferred to the Manager. After the reorganization, equity is presented as members’ equity, consisting of Common Shares and Class A Preferred Shares. No Class A Preferred Shares were outstanding at April 30, 2026. Stock-based awards, including founder shares subject to repurchase, are accounted for under ASC 718 at grant-date fair value over the requisite service period. Awards with a grant-date fair value equal to the $0.001 purchase price result in de minimis compensation cost.

Fair value of financial instruments

The carrying amounts of cash, interest receivable, accounts payable, accrued expenses, and accrued interest approximate fair value because of their short maturities. Notes receivable and convertible notes payable are carried at amortized cost. The Company did not elect the fair-value option for those instruments.

Income taxes

From inception through March 3, 2026, the predecessor was a Delaware corporation and was taxed as a C corporation. Deferred taxes would be recognized for temporary differences between financial-statement and tax bases of assets and liabilities, using enacted rates. A valuation allowance is recorded when it is more likely than not that deferred tax assets will not be realized. Given the predecessor’s losses and brief operating period, any deferred tax assets were fully reserved.

Effective March 3, 2026, the Company is a single-member Delaware limited liability company wholly owned by the Manager. For U.S. federal income-tax purposes the Company is a disregarded entity, and its items of income, deduction, gain, and loss are reported by the Manager. The Company does not record federal current or deferred income taxes after the conversion. The Company may be subject to state or local taxes in jurisdictions that tax LLCs. No material current tax provision was recorded for the six months ended April 30, 2026.

Segments

The Company operates as one reportable segment: specialty finance and related support to interventional-psychiatry clinic operators. The chief operating decision maker is the Chief Executive Officer of the Manager. Segment performance is evaluated based on net loss and liquidity.

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Recently issued accounting pronouncements

Management has evaluated recently issued accounting standards and does not expect any that are not yet adopted to have a material effect on the Company’s financial statements.

Note 5 — NOTES RECEIVABLE

Notes receivable consist of unsecured promissory notes issued to DGR Health Services, LLC. Face amount of notes executed through April 30, 2026 was $200,000. Cash funded was $200,000.

The notes bear 15% simple interest and a 10% bridge fee accrued up front but payable upon repayment or exchange. The Company recognizes the bridge fee as interest income when the related note is funded. Interest income for the six months ended April 30, 2026 was $29,450, consisting of $9,450 of contractual interest and $20,000 of bridge fees. At April 30, 2026, interest receivable was $9,450 and bridge fees receivable were $20,000.

The following advances were outstanding at April 30, 2026:

Issuance date	Principal	Maturity date	Days outstanding at April 30, 2026	Accrued interest
November 7, 2025	$40,000	November 7, 2026	174	$2,860
November 10, 2025	10,000	November 10, 2026	171	703
November 20, 2025	50,000	November 20, 2026	161	3,308
February 2, 2026	25,000	February 2, 2027	87	894
February 11, 2026	25,000	February 11, 2027	78	801
March 18, 2026	50,000	March 18, 2027	43	884
Total	$200,000			$9,450

All notes outstanding at April 30, 2026 mature within twelve months of the balance-sheet date and are classified as current assets.

Credit quality of DGR Notes Receivable

All notes receivable at April 30, 2026 were funded and are due from one borrower, DGR Health Services, LLC. The funded principal balance was $200,000. The notes are unsecured. Credit risk is therefore concentrated with DGR.

Management evaluates expected credit losses on the funded notes and related accrued interest under ASC 326. Because the Company has a short origination history and a single borrower, the allowance is determined on a note-by-note basis using available information about the borrower, payment status, and subsequent events known through the date the financial statements were available to be issued. No allowance for credit losses was recorded at April 30, 2026, and no note was on nonaccrual.

The Company had no unfunded commitment to DGR at April 30, 2026.

Note 6 — NOTES PAYABLE

During the six months ended April 30, 2026, the Company issued unsecured convertible promissory notes in the aggregate principal amount of $350,000 pursuant to a note purchase agreement authorizing up to $1,000,000 of notes. The notes rank senior to other unsecured indebtedness of the Company and pari passu with other notes issued under the same facility.

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In addition, the Company issued a $50,000 promissory note to T7X Assets on March 18, 2026. That note bears 6% interest, is not convertible, and has no bridge fee. A separate $50,000 note issued to T7X Assets on November 6, 2025 is included in the $350,000 convertible principal. T7X is restricted from converting it because T7X serves as transfer agent. T7X is not a related party under ASC 850.

Each convertible note bears simple interest at 15% per annum on a 365-day year, matures one year from its issuance date, and provides for a bridge fee equal to 10% of principal, payable upon any repayment or conversion. Outstanding amounts (principal, accrued interest, and the bridge fee) are convertible, at the holder’s option, into Class A Preferred Shares at a fixed conversion price of $10.00 per share, which is the offering price of those shares in the Company’s Regulation A offering. Conversion is available after the Class A Preferred Shares have been designated and the related offering sale has occurred. Upon a “Qualified Financing” of at least $3,000,000 of net equity proceeds, the Company must offer to prepay the notes ratably. The March 18, 2026, T7X note of $50,000 bears 6%, is not convertible, and has no bridge fee. Coupon on that note was $353 and is included in the $20,511. The notes are unsecured.

Notes issued and outstanding at April 30, 2026 were as follows:

Issuance date	Principal	Maturity date	Days outstanding	Coupon interest	Bridge-fee accretion
November 6, 2025	$50,000	November 6, 2026	175	$3,596	$2,397
November 7, 2025	100,000	November 7, 2026	174	7,151	4,767
November 14, 2025	50,000	November 14, 2026	167	3,432	2,288
November 17, 2025	25,000	November 17, 2026	164	1,685	1,123
November 25, 2025	25,000	November 25, 2026	156	1,603	1,068
February 5, 2026	50,000	February 5, 2027	84	1,726	1,151
February 11, 2026	25,000	February 11, 2027	78	801	534
March 18, 2026	50,000	July 16, 2026	43	353	–
April 14, 2026	25,000	April 14, 2027	16	164	110
Total	$399,978			$20,511	$13,438

Carrying amount

April 30, 2026
Principal	$399,978

Accreted bridge fee included in carrying amount	13,438
Notes payable	$413,416
Accrued coupon interest payable	20,511
Total note obligation	$433,949

The unaccreted bridge fee at April 30, 2026 was $21,562. It is not included in the carrying amount above and will be recognized as interest expense over the remaining term of each convertible note. The carrying value of the notes payable is reduced by $22 for the incentive shares issued to various investors. Total notes payable principal is $399,978.

All convertible notes outstanding at April 30, 2026 mature within twelve months of the balance-sheet date and are classified as current liabilities. No Qualified Financing had closed at April 30, 2026, and no note was in default.

Interest expense

Interest expense was $33,949, consisting of $20,511 of contractual coupon and $13,438 of accretion of the 10% bridge fee. The March 18, 2026 T7X note of $50,000 bears 6%, is not convertible, and has no bridge fee. Coupon on that note was $353 and is included in the $20,511.

Conversion option

If the outstanding convertible principal of $350,000, including the restricted November 6, 2025 T7X note, accrued coupon interest, and the full contractual bridge fee had been converted at April 30, 2026, approximately 40,518 Class A Preferred Shares would have been issuable, of which approximately 5,862 relate to the T7X note that the holder is restricted from converting. Those amounts are disclosed and are not recorded as a liability. The restriction does not change the interest rate or the bridge fee. The March 18, 2026 T7X note of $50,000 is not convertible.

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Equity issued with the notes

In connection with earlier closings, the predecessor issued 22,000 shares of common stock to noteholders as an equity incentive. Those shares were recorded at par value of $0.001 per share, or $22, as an allocation of proceeds under ASC 470-20. Any related debt discount is de minimis. The 22,000 shares were included in the predecessor shares exchanged for Common Shares of the Company on March 3, 2026 and were subsequently transferred to the Manager.

Note Maturity

The March 18, 2026 note matured on July 16, 2026. The Company did not pay principal or accrued interest at maturity, and the note remained unpaid at October 6, 2026. T7X Assets, Inc. has not delivered a notice of default or acceleration and has not commenced collection. The note was not in default at April 30, 2026, because its maturity was after that date. It was classified as a current liability at April 30, 2026.

The May 20, 2026 note was issued after April 30, 2026, and is not included in notes payable at that date. It matured on September 17, 2026. The Company did not pay it at maturity, and it remained unpaid at October 6, 2026. The holder has not delivered a notice of default or acceleration and has not commenced collection.

Under Section 3.1(a) of each note, failure to pay is an Event of Default only if it continues for five days after written notice from the holder. T7X Assets, Inc. has not given that notice. No Event of Default has occurred, default interest is not accruing, and the notes have not been accelerated. Ordinary interest continues to accrue, and both parties retain their rights. The November 6, 2025 note matures on November 6, 2026, and was not in default at October 6, 2026. These note maturities are a condition considered in the going-concern disclosure in Note 3.

Note 7 — RELATED-PARTY TRANSACTIONS

Manager

The Company is managed by Tranquil Healthcare Holdings, Inc. (the “Manager”). On March 3, 2026 the Manager became the sole holder of the Company’s 1,000,000 outstanding Common Shares. Tyler Ehler is Chief Executive Officer, Chief Financial Officer, President, and Secretary of the Manager and a controlling stockholder of the Manager.

Management Agreement

On March 3, 2026 the Company and the Manager entered into a Management Agreement. The Manager provides the personnel, services, and resources the Company needs to conduct its business. The Company is required to reimburse the Manager monthly in cash for Direct Costs and Overhead Costs incurred on the Company’s behalf, including allocable salaries and wages, benefits, and third-party costs. There is no separate management fee. From and after March 3, 2026, personnel who work for the Company, including Mr. Ehler, are employed by the Manager, not by the Company.

Employment and compensation — Tyler Ehler

On October 28, 2025 the predecessor corporation entered into an employment agreement with Mr. Ehler. Base salary is $120,000 per year. On March 3, 2026 that employment moved to the Manager under a new employment agreement on the same base salary. Effective July 1, 2026, after the period, the Manager increased Mr. Ehler’s base salary to $180,000 per year. Compensation cost for his services continues to be recognized by the Company as the services are rendered.

Compensation expense recorded by the Company for Mr. Ehler was $60,000 for the six months ended April 30, 2026, representing November 1, 2025 through April 30, 2026.

Of that amount:

•	Compensation for the period through March 2, 2026 is an obligation of the Company (predecessor) to Mr. Ehler.

•	Compensation for March 3 through April 30, 2026 is an obligation of the Manager to Mr. Ehler, and a reimbursement obligation of the Company to the Manager under the Management Agreement.

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During March and April 2026 the Company paid $20,000 directly to Mr. Ehler rather than remitting that amount to the Manager. Those payments were applied against the Company’s reimbursement obligation and against current compensation cost. After those payments, the Company had no receivable from the Manager and no payable to the Manager for March–April salary. Any unpaid salary for service before March 3, 2026 remains accrued compensation payable to Mr. Ehler.

The Company did not pay distributions, management fees, or equity-based compensation to the Manager during the six months ended April 30, 2026.

Note 8 — COMMITMENTS AND CONTINGENCIES

OCIFG consulting agreement

On December 1, 2025, the Company entered into a consulting agreement with OCIFG, Inc. for specified advisory and operating-support services. The service term is December 8, 2025 through October 3, 2026. Aggregate fixed fees under the agreement are $250,000, payable in installments tied to elapsed days in the service term.

The Company recognizes the $250,000 ratably over the service period as services are received. For the six months ended April 30, 2026, consulting expense of $120,000 was recognized, representing 144 days of the 300-day service term. The remaining unrecognized amount at April 30, 2026 was $130,000, which will be recognized from May 1, 2026 through October 3, 2026 unless the agreement is terminated earlier.

Cash installment dates do not determine expense recognition. The Company’s board may defer cash payments under the agreement. Either party may terminate the agreement on 30 days’ written notice. Upon termination, fees are payable only for services through the effective termination date, on a ratable basis. Amounts earned but unpaid at period-end are included in accrued expenses.

The remaining $130,000 is an executory-contract commitment, not a recorded liability, except to the extent services have already been received and not paid.

DGR term sheet

On October 28, 2025, the Company entered into a partially binding term sheet with DGR Health Services, LLC relating to a proposed operator relationship and future credit facilities. Binding provisions included a 180-day exclusivity period. The proposed equipment-lease facility, revolving credit facility, and related clinic-level funding were not binding commitments to lend.

At April 30, 2026, the Company had no obligation to fund additional amounts under the term sheet. Amounts already advanced to DGR are recorded as notes receivable and are described in Note 5. On May 21, 2026, the Company and DGR mutually terminated the term sheet. The parties have been discussing a possible replacement arrangement. No definitive operator or credit-facility agreement had been executed as of the issuance date of these financial statements, and there can be no assurance that one will be executed.

Management arrangement

On March 3, 2026, the Company entered into a Management Agreement with Tranquil Healthcare Holdings, Inc., its Manager. The Company is obligated to reimburse the Manager for compensation and other costs incurred on the Company’s behalf. That arrangement is described in Note 7, Related-Party Transactions.

Litigation

From time to time the Company may be subject to claims in the ordinary course of business. The Company is not aware of any pending or threatened legal proceedings that it believes would have a material adverse effect on its financial position, results of operations, or cash flows.

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Investment Company Act

The Company intends to conduct its lending activities so that it is not required to register as an investment company under the Investment Company Act of 1940. Future operator agreements, including any replacement arrangement with DGR, are expected to include use-of-proceeds and related covenants consistent with that intention. This is an operating constraint, not a recorded contingency.

Note 9 — MEMBER'S DEFICIT

Capital Structure

Before March 3, 2026, the predecessor, Tranquil Healthcare, Inc., was authorized to issue 2,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of preferred stock, par value $0.001.

On March 3, 2026, the predecessor converted into Tranquil Healthcare Fund I, LLC. The Company issued 847,000 Common Shares in exchange for the 847,000 shares of predecessor common stock then outstanding, and issued 153,000 Common Shares to Tranquil Healthcare Holdings, Inc. (the “Manager”) so that 1,000,000 Common Shares were outstanding. The holders then sold all Common Shares to the Manager for capital stock of the Manager. After those transactions the Manager owned 100% of the Common Shares. The conversion and the transfer were a recapitalization. They did not create a new basis of accounting and did not change total members’ equity.

At April 30, 2026, authorized equity was 1,000,000 Common Shares and 10,000,000 Class A Preferred Shares. Outstanding equity was 1,000,000 Common Shares, all held by the Manager, and no Class A Preferred Shares. The Regulation A offering had not been qualified.

Predecessor Shares

Shares that became the 847,000 predecessor shares exchanged on March 3, 2026 were:

Date	Holder	Shares	Price	Vesting
October 28, 2025	Tyler Ehler	400,000	$0.001	100,000 vested on purchase. 300,000 subject to repurchase at $0.001 if he ceases to be a service provider. The repurchase right lapses as to 100,000 shares on each of the first three anniversaries of the purchase date.
October 28, 2025	Jeff Campbell	200,000	$0.001	50,000 vested on purchase. 150,000 subject to repurchase at $0.001. The repurchase right lapses as to 50,000 shares on each of the first three anniversaries, subject to continued board service.
October 28, 2025	Attorneys	25,000	$0.001	Issued under a right to purchase up to 3% of founder shares at par. The $25 was unpaid at October 31, 2025 and was recorded as a subscription receivable.
November 7, 2025	Johan (Thijs) Spoor	200,000	$0.001	50,000 vested on purchase. 150,000 subject to repurchase at $0.001. The repurchase right lapses as to 50,000 shares on each anniversary, subject to continued service.
November 2025–February 2026	Convertible-note purchasers	22,000	$0.001	Equity incentive. Recorded at par of $22 as an allocation of note proceeds.
March 3, 2026		847,000		Exchanged for Common Shares, then transferred to the Manager.

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Outstanding predecessor common stock was 625,000 shares at October 31, 2025. The November 7 issuance and the 22,000 kicker shares brought that total to 847,000. The 153,000 Common Shares issued to the Manager were recorded at par of $153. Each of the October 28 and November 7 blocks was later exchanged for capital stock of the Manager.

Compensation cost under ASC 718 on the Ehler, Campbell, and Spoor shares is de minimis. The shares were purchased at par, and grant-date fair value was determined to equal that amount.

Class A Preferred Shares

Class A Preferred Shares, when issued, are non-voting limited liability company interests except for specified protective matters. Holders are entitled to distributions in preference to Common Shares equal to an annual, non-compounded 8% return on original purchase price. After that preference, remaining distributions are allocated 70% to Class A Preferred Shares and 30% to Common Shares. No distributions were declared, and no Class A Preferred Shares were sold, during the six months ended April 30, 2026.

The Company is a limited liability company and does not present earnings per share. No Class A Preferred Shares were outstanding during the period. Convertible notes with principal of $350,000 were convertible at April 30, 2026 into approximately 40,518 Class A Preferred Shares at $10.00, including accrued interest and the contractual bridge fee. Approximately 5,862 of those shares relate to the November 6, 2025 T7X note, which the holder is restricted from converting. Those shares were not outstanding and are not used to compute an earnings-per-share amount.

Note 10 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date these financial statements were available to be issued, October 6, 2026 and notes the following events occurring after April 30, 2026:

DGR relationship

On May 21, 2026, the Company and DGR Health Services, LLC mutually terminated the October 28, 2025 term sheet so that future loans could be structured for the Section 3(c)(5)(B) exemption under the Investment Company Act of 1940. The parties have discussed a replacement term sheet that would require loan proceeds to be used for equipment, machinery, or medical devices, plus use-of-proceeds covenants. No definitive operator agreement has been signed.

From May 1, 2026 through September 30, 2026, the Company advanced DGR an additional $140,000, bringing cumulative advances from November 2025 through September 30, 2026 to $340,000. The $140,000 was to fund equipment at clinics in Florida and Pennsylvania. The notes are one-year instruments and bear interest and a bridge fee as provided in each note.

Operating Agreement

The Company adopted an Amended and Restated Operating Agreement dated May 21, 2026.

Regulation A offering

The Form 1-A offering statement was amended on May 22, June 17, and June 25, 2026. The SEC qualified the offering on June 29, 2026 at 9:00 a.m. (File No. 024-12686). The Company may offer up to 5,000,000 Class A Preferred Shares at $10.00 plus up to 500,000 Incentive Shares. As of the June 25 circular, no Class A Preferred Shares had been sold. The offering runs for 12 months from qualification (extendable 90 days) or until sold out or withdrawn. From Qualification through to September 30, 2026, the Company has raised a total of $192,500 through the sale of 19,250 Class A Preferred Shares. The Company also issued 1,000 Incentive Shares for no additional consideration. As a result, 20,250 Class A Preferred Shares were outstanding at September 30, 2026.

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Convertible notes and other debt

At April 30, 2026, convertible notes outstanding were $350,000. If that principal, accrued coupon interest, and the full contractual bridge fee had been converted at that date, approximately 40,518 Class A Preferred Shares would have been issuable. Approximately 5,862 of those shares relate to the November 6, 2025 T7X note, which the holder is restricted from converting. Cash required to repay the $350,000 at maturity, including one year of interest and the 10% bridge fee, would be $437,500. The March 18, 2026 T7X note of $50,000 is not included in those amounts. It bears 6% interest, is not convertible, and has no bridge fee. On May 20, 2026, after the period, we issued a separate $50,000 note to T7X Assets, LLC, bearing 6% interest, due 120 days after issuance, and not convertible. No convertible note had been converted as of September 30, 2026.

Under Section 3.1(a) of each note, failure to pay is an Event of Default only if it continues for five days after written notice from the holder. T7X Assets, Inc. has not given that notice. No Event of Default has occurred, default interest is not accruing, and the notes have not been accelerated. Ordinary interest continues to accrue, and both parties retain their rights. These are nonrecognized subsequent events. They do not change the April 30, 2026 amounts, and they are reflected in the going-concern disclosure Note 3.

Liquidity and payables

As of September 30, 2026 the Company had generated only nominal revenues and operations remained limited. Cash on hand was minimal. Accrued expenses were approximately $250,000, consisting principally of legal, accounting, and consultant and employee compensation. Of that amount, approximately $45,000 was unpaid salary owed to Tyler Ehler.

The Company had no employees. Personnel, including Mr. Ehler, were employed by the Manager. The Manager had one employee.

No clinics were operating. As of September 30, 2026, 20,250 Class A Preferred Shares were outstanding. The Manager continued to hold all 1,000,000 outstanding Common Shares.

The Company remained dependent on proceeds from the Regulation A offering, additional note issuances, and the Manager’s ability to fund operations in order to meet these obligations as they come due.

Post-qualification reports

On July 28, 2026 the Company filed a Form 1-U (Item 9.1) and a Form 253G2.

Marketing Line of Credit

In July 2026, Tranquil entered into a line of credit with T7X Assets, LLC for $200,000.  The line is specifically intended to cover outside marketing costs associated with the marketing of the Reg A offering. The line carries annual interest of 7% with a 12 month maturity.  As of September 30, 2026, Tranquil has drawn a total of $6,500 from the line. T7X Equity Inc. serves as transfer agent for the Regulation A offering. T7X is not a related party under ASC 850.

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Item 4. Exhibits

Exhibit	Description

2.1**	Certificate of Conversion and Certificate of Formation of Tranquil Healthcare Fund I, LLC

2.2**	Amended and Restated Operating Agreement dated May 21, 2026

2.3**	Certificate of Incorporation of Tranquil Healthcare Inc. (Predecessor Corporation)

2.4**	Bylaws of Tranquil Healthcare, Inc. (Predecessor Corporation)

3.1**	Form of Convertible Promissory Notes issued from November, 2025 through April 2026

3.2**	Form of Note Purchase Agreement associated with Convertible Promissory Notes

3.3**+	Form of Employment Agreement between Tranquil Healthcare Holdings, Inc. and Tyler Ehler

4.1**	Form of Subscription Agreement for Class A Preferred Shares

6.2**+	Form of Management Agreement between Tranquil Healthcare Holdings, Inc. and Tranquil Healthcare Fund I, LLC

6.3**	Form of Consulting Agreement between OCIFG, Inc. and Tranquil Healthcare Fund I, LLC dated December 1, 2025

6.4**	Form of Credit Agreement between Tranquil Healthcare Fund I, LLC and T7X Assets LLC (Filed on Form 1-U on July 28, 2026).

6.5*	Form of Note between Tranquil Healthcare and T7X Assets from 11/5/25, 3/17/26, and 5/20/26

99.1**	Code of Ethics and Business Conduct

99.2**+	Tranquil Healthcare Holdings, Inc. Non-Employee Director Compensation Policy

+	Management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Previously filed.

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tranquil Healthcare Fund I, LLC

By: Tranquil Healthcare Holdings, Inc., Manager

By: /s/ Tyler Ehler

Chief Executive Officer of Tranquil Healthcare Holdings, Inc.

(Principal executive officer and principal financial officer)

Date: October 9, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Tyler Ehler

Chief Executive Officer and Board Member of Tranquil Healthcare Holdings, Inc.

Date: October 9, 2026

By: /s/ Jeffrey Campbell

Board Member of Tranquil Healthcare Holdings, Inc.

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